Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

August 8, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Trust with the staff of the Securities and Exchange Commission (the “Staff”) on June 21, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill Small Cap 0DTE Covered Call Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Investment Objective and Principal Investment Strategies

The Staff notes the disclosure set forth in the section entitled “Principal Investment Strategies”:

However, a significant portion of the weekly distributions may be characterized as a return of capital.

If true, please reconcile this with the Fund’s investment objective to provide current income and the Fund’s principal investment strategies designed to achieve this investment objective.

Additionally, please revise the disclosure to define how the Fund defines “a significant portion.”

Lastly, please consider making the disclosure set forth in “Distribution Tax Risk” regarding the implications of return of capital more prominent.

Response to Comment 1

The Registrant believes that the possibility that some portion of the weekly distributions made by the Fund may ultimately be characterized as return of capital is not inconsistent with the Fund’s objective of providing current income. Each week, on a daily basis, the Fund sells call options. The premiums that the Fund receives as consideration in those sales is what comprises the weekly distribution payment. However, the tax characterization of those payments depends upon whether the Fund has incurred a gain or a loss on each particular sale, cumulatively, over the course of the entire tax year. The Fund cannot know at the time the distributions are made the ultimate tax characterization of those distributions. In addition to the call options the Fund sells daily, the Fund also achieves its long exposure through deeply in-the-money long call options. Insofar as those positions are sold and/or marked-to-market at a gain/loss, the tax characterization of the weekly distributions could be further impacted in either direction. This is why the Registration Statement contains disclosure in the sections entitled “Principal Investment Strategies” and “Principal Risks” alerting shareholders that some portion of the distributions they receive from the Fund may be characterized as a return of capital.

Nonetheless, pursuant to the Staff’s comments, the Registrant has bolded the referenced disclosure in “Distribution Tax Risk” to ensure that investors are aware of the possibility that some portion the distributions they receive from the Fund may be characterized as return of capital.

Comment 2 – Principal Investment Strategies

The Staff notes the section entitled “Principal Investment Strategies.” Please supplementally explain:

1.	whether the notion principal will always be equal to or larger than the options the Fund is covering;
2.	whether the purchased call options will always be equal to or longer than the sold options the Fund is covering; and
3.	whether the strike price of the purchased call options will ever be higher than that of the sold call options and, if so, what the maximum difference in strike price would be.

Response to Comment 2

The Trust confirms that: (1) the notional principal will always be equal to or small than the options the Fund is covering; (2) the purchased call options will always be equal to or larger than the sold options the Fund is covering; and (3) the strike price of the purchased call options will never be higher than that of the sold call options.

Comment 3 – Principal Investment Strategies

The Staff notes the section entitled “Principal Investment Strategies—Additional Information About the Small Cap Index.” Please disclose the Small Cap Index’s rebalancing and reconstitution process, as well as the number of index components (or range of index components).

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies—Additional Information About the Small Cap Index”:

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The Small Cap Index is comprised of approximately 2,000 component securities and is rebalanced and reconstituted annually.

Comment 4 – Statement of Additional Information

The Staff notes the disclosures relating to derivative actions set forth in the section entitled “General Description of the Trust and the Fund.” Please consider disclosing these provisions in an appropriate location in the statutory prospectus.

Response to Comment 4

The Trust and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Trust and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension and in compliance with the requirements of Form N-1A.

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 Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

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